UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

C601, Gazelle Valley, No.69 Jinye Road

Xi’an Hi-Tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Bon Natural Life Limited Announces Interim 2024 Results

Bon Natural Life Limited (“we,” “us,” or “the Company”), a bio-ingredient solutions provider in the natural, health and personal care industries engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries, today announced its unaudited financial results for the six months ended March 31, 2024.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

2024 Interim Results Highlights

●	Revenue - Total revenues were $10,183,553 for the six months ended March 31, 2024, a decrease of $3,966,414, or 28.0% as compared to $14,149,967 in the same period of 2023.

●	Income from operations – Income from operations for the six months ended March 31, 2024 was $84,505, a decrease of $2,900,729 or 97.2% as compared to $2,985,234 in the same period of 2023.

●	Net loss attributable to Bon Natural Life Limited - Net loss attributed to Bon Natural Life Limited for the six months ended March 31, 2024 was $10,519 as compared to a net income attributable to BON Natural Life Limited of $2,119,760 in the same period of 2023.

●	(Loss) Earnings per share – Loss per share was $0.00 for the six months ended March 31, 2024 as compared to a basic earnings per share of $0.24 and a diluted earnings per share of $0.24 in the same period of 2023.

COVID-19 Impact

In December 2022, the Chinese government lifted all the COVID-19 related restriction. As of the date of this report, the daily life in China is back to its normal state. However, the impact of COVID-19 pandemic still depends on the future developments that cannot be accurately predicted at this time. A resurgence could cause city lockdown, negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months from the date our unaudited condensed consolidated interim financial statements for the six months ended March 31, 2024 are released. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Comparison of Interim Financial Results for the six months ended March 31, 2024 and 2023

The following table summarizes the results of our operations during the six months ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended March 31,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	10,183,553	100.0%	14,149,967	100.0%	(3,966,414)	(28.0)%
COST OF REVENUE	(7,215,116)	(70.9)%	(9,432,619)	(66.7)%	(2,217,503)	(23.5)%
GROSS PROFIT	2,968,437	29.1%	4,717,348	33.3%	(1,748,911)	(37.1)%

OPERATING EXPENSES
Selling expenses	(103,096)	(1.0)%	(136,164)	(1.0)%	(33,068)	(24.3)%
General and administrative expenses	(1,890,452)	(18.6)%	(1,465,955)	(10.4)%	424,497	29.0%
Research and development expenses	(890,384)	(8.7)%	(129,995)	(0.9)%	(760,389)	584.9%
Total operating expenses	(2,883,932)	(28.3)%	(1,732,114)	(12.3)%	1,151,818	66.5%

(LOSS) INCOME FROM OPERATIONS	84,505	0.8%	2,985,234	21.0%	(2,900,729)	(97.2)%

OTHER INCOME (EXPENSE)
Interest expense, net	(143,586)	(1.4)%	(169,825)	(1.2)%	(26,239)	(15.5)%
Other income (expenses), net	108,017	1.1%	(202,676)	(1.4)%	249,786	123.2%
Total other expenses, net	(35,569)	(0.3)%	(372,501)	(2.6)%	(276,025)	(74.1)%

INCOME BEFORE INCOME TAX PROVISION	48,936	0.5%	2,612,733	18.4%	(2,563,797)	(98.1)%

PROVISION FOR INCOME TAXES	(90,734)	(0.9)%	(510,077)	(3.6)%	(419,343)	(82.2)%

NET (LOSS) INCOME	(41,798)	(0.4)%	2,102,656	14.8%	(2,144,454)	(102.0)%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental (powder drinks) and bioactive food ingredients.

Total revenues were $10,183,553 in the six months ended March 31, 2024, a decrease of $3,966,414 or approximately 28.0% as compared to $14,149,967 in the same period of 2023. Specifically, the decrease in revenues was primarily attributable to (i) an overall decrease in sales volume of fragrance compound and health supplemental powder drinks by 87.0% and 52.0%, respectively, due to the decline in customer and market demand; (ii) we sold our products to 81 and 94 customers in the six months ended March 31, 2024 and 2023, respectively, representing a decrease of 13.8%. In terms of purchase order size, the average purchase order by our customers decreased by 16.0% from approximately $150,000 per customer in the six months ended March 31, 2023 to approximately $126,000 per customer in the six months ended March 31, 2024. For the six months ended March 31, 2024, two customers accounted for 58.2% and 20.0% of the Company’s total revenue, respectively. For the six months ended March 31, 2023, three customers accounted for 43.3%, 32.9% and 14.2% of the Company’s total revenue, respectively; (iii) offset by a 3.3% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.9761 in the six months ended March 31, 2023 to US$1 to RMB 7.2064 in the same period of 2024.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	For the Six Months Ended March 31,
	2024		2023		Change	Change
	Amount	%	Amount	%	Amount	%

Fragrance compounds	$866,192	8.5%	$6,810,374	48.1%	$(5,944,182)	(87.3)%
Health supplements (powder drinks)	2,126,147	20.9%	4,583,272	32.4%	(2,457,125)	(53.6)%
Bioactive food ingredients	7,192,214	70.6%	2,756,321	19.5%	4,434,893	160.9%
Total Revenue	$10,183,553	100.0%	$14,149,967	100.0%	$(3,966,414)	(28.0)%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products decreased by 87.3% or $5,944,182 to $866,192 in the six months ended March 31, 2024 from $6,810,374 in the same period of 2023. This decrease was attributable to the following: (i) an 87.0% decrease in sales volume from 20,093 kilograms sold in the six months ended March 31, 2023 to 2,604 kilograms sold in the same period of 2024, mainly attributed to the decline in market demand and our strategic shift in sales strategy to focusing on our bioactive food ingredients segment; and (ii) a 3.3% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.976 in the six months ended March 31, 2023 to US$1 to RMB 7.2064 in the same period of 2024.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration.

Revenues from sales of health supplement (powder drinks) products decreased by 53.6% or $2,457,125 to $2,126,147 in the six months ended March 31, 2024 from $4,583,272 in the same period of 2023. This decrease was attributable to the following: (i) a decrease of 52.0% in sales volume from 195,035 cases sold in the six months ended March 31, 2023 to 93,569 cases sold in the same period of 2024, mainly attributed to the decline in market demand; and (ii) a 3.3% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.976 in the six months ended March 31, 2023 to US$1 to RMB 7.2064 in the same period of 2024.

Revenues from sales of our bioactive food ingredient products

Our bioactive food ingredient products primarily include fruit juice concentrates and extracts for a variety of health benefits that can’t be sufficiently sourced from daily dietary intakes, such as fruit concentrates, apple polyphenol, rich in anti-oxidant and derived from apple, milk thistle extracts with benefits to protect liver and lower blood sugar, and phloretin, an anti-oxidant with skin discoloration effect extracted from leaves and roots of apple, pear and other fruits.

Revenues from sales of our bioactive food ingredient products increased by 160.9% or $4,434,893 to $7,191,214 in the six months ended March 31, 2024 from $2,756,321 in the same period of 2023. The increase was mainly attributable to the following: (i) a 2.4% increase in sales volume from 55,104 kilograms in the six months ended March 31, 2023 to 56,444 kilograms in the same period of 2024 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; (ii) the increase is offset by a 3.3% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.976 in the six months ended March 31, 2023 to US$1 to RMB 7.2064 in the same period of 2024.

Cost of Revenues

Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, or labor productivity, and as the customer and product mix changes.

Our cost of revenues decreased by $2,217,503 or 23.5%, to $7,215,116 in the six months ended March 31, 2024 from $9,432,619 in the same period of 2023. The decrease in our cost of revenues was mainly attributable to the following: (i) sale volume of our fragrance compound products and health supplemental powder drinks decreased by 87.0% and 52.0%, respectively, in the six months ended March 31, 2024 compared to the same period of 2023 due to the decline in market demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver, which lead to the increase in sales for the bioactive food ingredients; and (ii) a 3.3% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.976 in the six months ended March 31, 2023 to US$1 to RMB 7.2064 in the same period of 2024.

	For the Six Months Ended March 31,
	2024	2023	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$607,500	4,785,695	$(4,178,195)	(87.3)%
Cost of revenues – Health supplement (powder drinks)	1,471,617	3,168,714	(1,697,097)	(53.6)%
Cost of revenues – Bioactive food ingredients	5,135,999	1,478,210	(3,657,789)	247.4%
Total cost of revenues	$7,215,116	9,432,619	$(2,217,503)	(23.5)%

Cost of Revenues from sales of our fragrance compound products

The 87.3 % decrease in cost of revenues for our fragrance compound products from $4,785,695 in the six months ended March 31, 2023 to $607,500 in the same period of 2024 was mainly attributable to the following: (i) a decrease of 87.3% in sales volume from 20,093 kilograms sold in the six months ended March 31, 2023 to 2,604 kilograms sold in the same period of 2024, mainly attributed to the decline in market demand and our strategic shift in sales strategy on focusing our bioactive food ingredients segment; and (ii) a 2.0% decrease in weighted average unit cost from $238.2 in the six months ended March 31, 2023 to $233.3 in the same period of 2024.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 53.6% decrease in cost of revenues for our health supplement (powder drinks) products from $3,168,714 in the six months ended March 31, 2023 to $1,471,617 in the same period of 2024 was mainly attributable to the following: (i) a decrease of 52.0% in sales volume from 195,035 cases sold in the six months ended March 31, 2023 to 93,569 cases sold in the same period of 2024, mainly attributed to the decline in market demand; and (ii) a decrease of 3.2% in weighted average unit cost for this product category from $16.3 in the six months ended March 31, 2023 to $15.7 in the same period of 2024.

Cost of Revenues from sales of our bioactive food ingredient products

The 247.4% increase in cost of revenues for our bioactive food ingredient products from $1,478,210 in the six months ended March 31, 2023 to $5,135,999 in the same period of 2024 was mainly attributable to the following: (i) an increase of 15.2% in weighted average unit cost of our bioactive ingredient products as a result of increased in raw materials purchase price, which was affected by the change in product mix for the six months ended March 31, 2024; and (ii) a 2.4% increase in sales volume from 55,104 kilograms in the six months ended March 31, 2023 to 56,444 kilograms in the same period of 2024 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar.

Gross Profit

	For the Six Months Ended March 31,
	2024	2023	Change
	Amount	Amount	Amount	%

Gross Profit – Fragrance compound products	$258,692	$2,024,679	$(1,765,987)	(87.2)%
Gross Profit – Health supplement (powder drinks)	654,530	1,414,558	(760,028)	(53.7)%
Gross Profit – Bioactive food ingredients	2,055,215	1,278,111	777,104	60.8%
Total Gross Profit	$2,968,437	$4,717,348	$(1,748,911)	(37.1)%
Gross Profit Margin	29.1%	33.3%		(4.2)%

Our gross profit in the six months ended March 31, 2024 decreased by $1,748,911 or 37.1%, to $2,968,437 from $4,717,348 in the same period of 2023. Our gross margin also decreased by 4.2% from 33.3% in the six months ended March 31, 2023 to 29.1% in the same period of 2024. The decrease in gross profit was mainly due to (i) an overall decrease of 1.9% in sales volume of all products due to decline in market demand and change in sales strategy as discussed above; (ii) a decrease of overall cost by 23.5% due to our decrease in sales from higher cost products; and (iii) a 3.3% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.976 in the six months ended March 31, 2023 to US$1 to RMB 7.2064 in the same period of 2024.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products decreased by $1,765,987 or 87.2% from $2,024,679 in the six months ended March 31, 2023 to $258,692 in the same period of 2024. The decrease was primarily attributable to (i) an 87.0% decrease in sales volume from 20,093 kilograms sold in the six months ended March 31, 2023 to 2,604 kilograms sold in the same period of 2024 as discussed above; (ii) a 2.0% decrease in weighted average unit cost from $238.2 in the six months ended March 31, 2023 to $233.3 in the same period of 2024; and (iii) by a 3.3% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.976 in the six months ended March 31, 2023 to US$1 to RMB 7.2064 in the same period of 2024. As a result of the above, gross margin for our fragrance compound products remained relatively the same from 29.7% in the six months ended March 31, 2023, to 29.9% in the same period of 2024.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products decreased by $760,028 or 53.7% from $1,414,558 in the six months ended March 31, 2023, to $654,530 in the same period of 2024. The decrease was primarily attributable to: (i) a decrease of 52.0% in sales volume from 195,035 cases sold in the six months ended March 31, 2023 to 93,569 cases sold in the same period of 2024 as discussed above; (ii) weighted average unit cost for this product category decreased by 3.2%; and (iii) a 3.3% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.976 in the six months ended March 31, 2023 to US$1 to RMB 7.2064 in the same period of 2024.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products increased by $777,104 or 60.8%, from $1,278,111 in the six months ended March 31, 2023, to $2,055,215 in the same period of 2024. This increase was primarily due to (i) a 2.4% increase in sales volume from 55,104 kilograms in the six months ended March 31, 2023 to 56,444 kilograms in the same period of 2024 as discussed above; (ii) a 3.3% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.976 in the six months ended March 31, 2023 to US$1 to RMB 7.2064 in the same period of 2024; and (iii) the increase is offset by an increase of 15.2% in weighted average unit cost of our bioactive ingredient products as a result of increase purchase price as affected by the change in product mix.

Selling expenses

	For the Six Months Ended March 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Selling Expenses	103,096	136,164	$(33,068)	(24.3)%
as a percentage of revenues	1.0%	1.0%

Selling expenses decreased by $33,068, or 24.3%, from $136,164 in the six months ended March 31, 2023, to $103,096 in the same period of 2024. The decrease was mainly due to (i) a 21.6% decrease in staff payroll from $57,305 in the six months ended March 31, 2023 to $44,944 compared to the same period of 2024, as we decreased our sales efforts and decreased our staff headcount from 11 in the six months ended March 31, 2023 to 8 compared to the same period of 2024; (ii) a 62.4% decrease in shipping and handling expenses from $42,491 in the six months ended March 31, 2023 to $15,965 compared to the same period of 2024, due to the decrease in our sales volume.

General and administrative expenses

	For the Six Months Ended March 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
General and Administrative Expenses	$1,890,452	1,465,955	424,497	29.0%
as a percentage of revenues	18.6%	10.4%

General and administrative expenses increased by $424,497, or 29.0%, from $1,465,955 in the six months ended March 31, 2023, to $1,890,452 in the same period of 2024, mainly attributable to (i) a 59.6% or $485,534 increase in professional service and consulting fees to $1,300,608 in the six months ended March 31, 2024 from $815,074 in the same period of 2023; and (ii) the increase was offset by the decrease in staff payroll from $297,624 in the six months ended March 31, 2023 to $220,236 compared to the same period of 2024.

Research and development (“R&D”) expenses

	For the Six Months Ended March 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Research and Development Expenses	$890,384	$129,995	$760,389	584.9%
as a percentage of revenues	8.7%	0.9%

Research and development expenses increased by $760,389, or approximately 584.9%, from $129,995 in the six months ended March 31, 2023, to $890,384 in the same period of 2024. The increase was mainly due (i) a 33.1%, or $17,428 increase in staff payroll from $52,585 in the six months ended March 31, 2023 to $70,013 in the same period of 2024; and (ii) a 1,643.0%, or $743,619 increase in outsourcing R&D activities to external consulting firms from $45,260 in the six months ended March 31, 2023 to $788,879 in the same period of 2024. The increase in staff payroll and outsourcing R&D activities were mainly attributed to our effort to invest in research for new products. The increase was offset by the decrease in R&D material and inspection fees, which decreased by 92.5%, or $21,584 from $23,341 in the six months ended March 31, 2023 to $1,757 in the same period of 2024, mainly attributed to our change of R&D plan from in-house development to outsourcing.

Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, income from technology transfer, unrealized foreign currency exchange gain due to our export sales, and investment income of short-term investment.

	For the six months ended March 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Interest expense, net	(143,586)	(169,825)	(26,239)	(15.5)%
Foreign currency exchange (loss) gain	(2,747)	8,452	(11,199)	(132.5)%
Other income, net
-Government grants	61,081	11,916	49,165	412.6%
- Other income (expenses)	49,683	(223,043)	272,726	122.3%

Interest expense, net, decreased by $26,239 or approximately 15.5% in the six months ended March 31, 2024 as compared to 2023. The decrease was mainly attributable to decreased average loan balances in long-term loan that we carried during the six months ended March 31, 2024 compared to the same period of 2023.

Government subsidies received totaled $11,916 in the six months ended March 31, 2023 comparing to $61,081 in the six months ended March 31, 2024, representing an increase of 412.6%. We recognize government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds.

Other income for the six months ended March 31, 2024 were $49,683 comparing to other expenses of $223,043 for the six months ended March 31, 2023. We recgonized a one-time tax related charges of $252,682 in the six months ended March 31, 2023, which was nil for the six months ended March 31, 2024.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $90,734 in the six months ended March 31, 2024, a decrease of $419,343 or 82.2% from $510,077 in the same period of 2023 mainly due to our decreased taxable income.

Net (loss) income

As a result of the foregoing, we had a net income of $2,102,656 in the six months ended March 31, 2023 compared to a net loss of $41,798 in the same period of 2024.

Cash Flow

As of March 31, 2024, we had cash on hand of $717,879. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2024	2023
Net cash used in operating activities	$(1,884,173)	$(2,177,992)
Net cash used in investing activities	(693)	(18,101)
Net cash provided by financing activities	2,511,853	1,914,916
Effect of exchange rate change on cash	(21,858)	(17,412)
Net increase (decrease) in cash	605,128	(298,589)
Cash, beginning of period	112,751	840,861
Cash, end of period	$717,879	$542,272

Cash flows from operating activities

Net cash used in operating activities during the six months ended March 31, 2024 was $1,884,173, primarily attributable to net loss of $41,798 for the six months ended March 31, 2024, non-cash charges of depreciation and amortization of $686,038, stock based compensation of $1,009,836, an increase of $3,464,205 in accounts receivable due to increased sales orders in months in March 2024, and an increase in inventory of $498,736 due to an increase of the raw materials stockpile in order to prepare for an anticipated increase in production to fulfill sales orders from customers.

Net cash used in operating activities during the six months ended March 31, 2023 was $2,177,992, primarily attributable to net income of $2,102,656 for the six months ended March 31, 2023, our taxes payable increased by $386,510 primarily due to the increase in income and VAT in the six months ended March 2023, an increase of $2,198,450 in accounts receivable due to increased sales in the six months ended March 31, 2023, an increase in inventory of $124,601 due to increase of the raw materials stockpile in order to prepare for anticipated increase in production to fulfill increased sales orders from customers, and an increase of $3,335,205 in accrued expenses and other current liabilities.

Cash flows from investing activities

Net cash used in investing activities during the six months ended March 31, 2024 was $693 which was attributable to purchase of property and equipment in the amount of $693.

Net cash used in investing activities during the six months ended March 31, 2023 was $18,101 which was primarily attributable to purchase of property and equipment in the amount of $15,131.

Cash flows from financing activities

Net cash provided by financing activities during the six months ended March 31, 2024 was $2,511,853 and primarily includes proceeds from short-term loans of $3,619,267, proceeds from long-term loans of $854,514, repayment of short-term loans of $1,534,052 and repayment of long-term loans of $508,629.

Net cash provided by financing activities during the six months ended March 31, 2023 was $1,914,916 and primarily includes net proceeds from issuance of Ordinary Shares in an initial public offering of $2,200,000, proceeds from short-term loans of $259,767, repayment of long-term loans of $437,412, repayment of short-term loans of $79,165 and principal payment from capital lease of $27,236.

During the six months ended March 31, 2024, we experienced a net increase in cash of $605,128 compared to a net decrease in cash of $298,589 in the six months ended March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2024